UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cytek Biosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40632	47-2547526
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

47215 Lakeview Boulevard Fremont, California 94538
(Address of principal executive offices) (Zip Code)

Wenbin Jiang, Ph.D.

President and Chief Executive Officer

(877) 922-9835

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (the “Form SD”) of Cytek Biosciences, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified in the rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin, tungsten and gold (collectively, the “3TG Minerals”). These requirements apply to registrants whether or not the 3TG Minerals in their supply chain originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”). As provided by applicable guidance from the U.S. Securities and Exchange Commission (the “SEC”) regarding the Rule, this disclosure does not address products that did not enter the stream of commerce in the calendar year ending December 31, 2023.

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

Overview

The Company is a leading cell analysis solutions company advancing the next generation of cell analysis tools with its novel technical approach of leveraging the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells. The Company’s products include flow cytometry instruments, accessories, reagents, software, and services to provide a comprehensive and integrated suite of solutions for its customers.

This Form SD relates to products of the Company (i) for which 3TG Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during 2023. These products consist of the Company’s flow cytometry instruments, including the Cytek Aurora, Northern Lights, Northern Lights CLC, Aurora CS, DxP Athena and Amnis- and Guava-branded systems for cell analysis, the Cytek Orion system for reagent cocktail preparation and sample loading systems, and related parts and accessories (collectively, the “Covered Products”).

The Company’s manufacturing operations are located in Fremont, California; San Diego, California; Seattle, Washington; and Wuxi, China. The Fremont facility manufactures the Cytek Aurora and Aurora CS systems and spare parts; the San Diego facility manufactures reagents; the Seattle facility manufactures Amnis instruments and spare parts; and the Wuxi facility manufactures the Cytek Aurora, Northern Lights, Guava and DxP Athena instruments, certain reagents and spare parts. Instruments manufactured in the Wuxi facility are delivered to the Fremont facility for final assembly and testing from time to time.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the original sources of 3TG Minerals and the ultimate manufacturing of the Covered Products. The Company does not purchase 3TG Minerals directly from mines, smelters or refiners and must, therefore, rely on its suppliers to provide information regarding the origin of the 3TG Minerals that are necessary to the functionality or production of the Covered Products. The Company expects its suppliers to maintain systems of control and transparency over its mineral supply chains. The Company is committed to conducting its business worldwide with respect for human rights and in compliance with applicable laws.

Reasonable Country of Origin Inquiry

The Company has, in good faith and after reasonable due diligence, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether 3TG Minerals that are necessary to the functionality or production of its Covered Products originated in the Covered Countries, or whether any of the 3TG Minerals may have been from recycled or scrap sources.

As an initial step, key personnel in the Company’s manufacturing, supply chain and purchasing functions were asked to evaluate the Company’s products to determine if 3TG Minerals may have been present and potentially necessary to the production or functionality of any product and to create a list of suppliers of components used in Covered Products during the reporting year ended December 31, 2023 (“Suppliers”).

Thereafter, the Company directly contacted the Suppliers and conducted a supply-chain survey using the Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”). The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. The Company reviewed the CMRT responses provided by the Suppliers for completeness, consistency, and accuracy, and, with respect to some matters, requested and received further written evidence to validate or clarify responses. Some Suppliers provided “company-level” CMRT responses for all products sold by such supplier during the reporting year although the Company purchased only a limited subset of such products. For components that are not directly manufactured by the Suppliers, the Company relied on the Suppliers to conduct a RCOI to determine whether 3TG Minerals were contained in these components and relied on the CMRTs provided by the Suppliers from their suppliers or manufacturers.

The Company believes its RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including but not limited to: gaps in Supplier and smelter data; errors or omissions by Suppliers or smelters; gaps in Supplier education and knowledge; timeliness of data; public information not discovered during a reasonable search; and Supplier and smelter unfamiliarity with the protocols for identifying and sourcing 3TG Minerals.

Determination

Based on this RCOI, the Company has reason to believe that certain 3TG Minerals contained in some Covered Products may have originated in a Covered Country and are not from recycled or scrap sources. Most Suppliers reported that 3TG Minerals either were not present, not sourced from Covered Countries, or were sourced primarily from smelters or refiners certified as “conflict free.” However, a small number of Suppliers reported sourcing from non-certified smelters, failed to respond or provide complete responses notwithstanding multiple requests from the Company, or provided company-level responses. Accordingly, the Company cannot reasonably determine whether 3TG Minerals were included in components from such Suppliers and/or the exact source of 3TG Minerals incorporated into such components, if at all.

Additional Information

A copy of this Form SD can be found on our corporate website at www.cytekbio.com. The Company’s website and the information accessible through the website are not incorporated by reference into this Form SD.

Item 1.02 Exhibit

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytek Biosciences, Inc.

Date: May 31, 2024	By:	/s/ Wenbin Jiang
Wenbin Jiang, Ph.D. President and Chief Executive Officer